CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Launches GLN Desktop Service

July 9th, 2012 CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that a new connectivity platform, named GLN Desktop, has been added to its Global Learning Network (“GLN”) platform. This new platform has expanded and enhanced CIBT's existing Global Learning Network by connecting students from around the world via individual desktop PCs, MACs, laptops, iPads, and other mobile devices.

CIBT students can now connect to our various teaching studios from their mobile devices or personal computers in a fully interactive environment. In addition to expandability, this latest development in technology has also decreased the bandwidth requirement for each log-on user by nearly 400%, thereby increasing our scalability substantially. This new software and hardware solution provides our students with two options:

a)	Attend class at our physical GLN Classroom overseas and be connected to our North American based GLN Teaching Studio, or
b)
Log-on to our virtual GLN Classroom from any personal computer or mobile device from around the world and be connected with our North American teacher at our GLN Teaching Studio, GLN Classrooms, and/or other virtual participants.

This highly expandable and scalable model allows us to connect to up to 99 users including GLN Classrooms with multiple students, and individual students logging in from home or their office, while remaining fully integrated into one virtual GLN Teaching Studio.  Each student is able to communicate live and interactively with our teachers in North America as well as other fellow students from around the world.

The cost for each student is a one-time investment in a webcam, ranging from $25 to $50, which will be included in the program fees.  The high definition transmission is delivered through multiple relay servers located in all continents from Asia, Europe, North America, South America, and Africa.

“We are pleased to be the first substantial mover to launch this educational platform by connecting our live and fully interactive teaching Studios to Classrooms and Desktop PCs (or Macs) from any location outside of the classroom,” commented Toby Chu, President and CEO, Vice Chairman of CIBT.  “This platform extension features higher scalability and expanded applications.  It will allow us to enter emerging countries and remote regions via a low bandwidth internet connection, while providing high definition pictures and a fully interactive learning environment at nominal cost.”

To appreciate the low bandwidth usage, high definition and flexibility of the enhanced GLN platform, a demonstration video is available at www.myGLN.com/.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to expected increase in performance and operations of the Global Learning Network, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.